UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

IDS Industries, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

44944Y 102
(CUSIP Number)

April 2, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44944Y 102	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven J. Caspi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

		9,008,163(1)
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		None
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		9,008,163 (1)
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,008,163 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(2)
12.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) Includes 5,000,000 shares of common stock directly held by the Reporting Person together with 4,008,163 shares of common stock issuable within 60 days of the date hereof upon conversion of a Convertible Promissory Note due November 30, 2014.

(2) Based on 81,983,393 shares of Common Stock issued and outstanding as of April 1, 2014 plus any securities held by the Reporting Person exercisable for or convertible into common stock within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 44944Y 102	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer IDS Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices 533 Birch Street Lake Elsinore, CA 92530

Item 2.

(a)	Name of Person Filing: Steven J. Caspi

(b)	Address of the Principal Office or, if none, residence: c/o Caspi Development Company, 310 Westchester Avenue, Suite 106, Purchase, NY 10577

(c)	Citizenship: United States of America

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 44944Y 102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 44944Y 102	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 9,008,163

(b)	Percent of class: 9.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 9,008,163 shares of common stock.

	(ii)	Shared power to vote or to direct the vote 0 shares of common stock.

	(iii)	Sole power to dispose or to direct the disposition of 9,008,163 shares of common stock.

	(iv)	Shared power to dispose or to direct the disposition of 0 shares of common stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44944Y 102	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

04/16/2014
Date

/s/ Steven J. Caspi
Signature

Steven J. Caspi
Name/Title